

(A Wholly Owned Subsidiary of First Horizon Bank)

Statement of Financial Condition

December 31, 2020

(With Report of Independent Registered Public Accounting Firm Thereon)

UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-35061 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Horizon Advisors, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

165 Madison Ave. 14th floor
(No. and Street)

| Memphis | TN | 38103 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Carol Smith (901) 818-6168
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

| 6070 Poplar Ave. Suite 450 | Memphis | TN | 38117 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, ___O. Mims Clayton___, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___First Horizon Advisors, Inc.___, as of ___December 31___, 20___20___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



_O. Mms Clayton_
Signature

Chief Operating Officer
Title

_Celia Harer_
Notary Public

_My Commission expires May 30, 2021_

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



KPMG LLP
Triad Centre III
Suite 450
6070 Poplar Avenue
Memphis, TN 38119-3901

## Report of Independent Registered Public Accounting Firm

To the Shareholder and the Board of Directors
First Horizon Advisors, Inc.:

### Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of First Horizon Advisors, Inc. (the Company) as of December 31, 2020, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with U.S. generally accepted accounting principles.

*Basis for Opinion*

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

*KPMG LLP*

We have served as the Company's auditor since 2002.

Memphis, Tennessee
March 1, 2021

**FIRST HORIZON ADVISORS, INC.**
(A Wholly Owned Subsidiary of First Horizon Bank)

Statement of Financial Condition

December 31, 2020

| | | |
|---|---|---|
| **Assets:** | | |
| Cash and cash equivalents: | | |
| Cash and money market funds | $ | 21,816,554 |
| Securities purchased under agreement to resell with First Horizon Bank | | 18,036,244 |
| Receivables from brokers | | 405,411 |
| Furniture, equipment and leases, net | | 4,919,938 |
| Prepaid expenses and other assets | | 5,874,828 |
| Due from First Horizon Bank, net | | 88,045 |
| **Total assets** | $ | 51,141,020 |
| | | |
| **Liabilities and Shareholder's Equity:** | | |
| **Liabilities:** | | |
| Accounts payable and accrued expenses | $ | 4,753,539 |
| Lease liabilities | | 3,481,582 |
| Deferred tax liability | | 331,883 |
| Total liabilities | | 8,567,004 |
| **Shareholder's equity:** | | |
| Common stock, $12.50 par value – authorized, issued, and outstanding 2,000 shares | | 25,000 |
| Additional paid-in capital | | 3,784,535 |
| Retained earnings | | 45,439,574 |
| Accumulated other comprehensive loss, net | | (6,675,093) |
| **Total shareholder's equity** | | 42,574,016 |
| **Total liabilities and shareholder's equity** | $ | 51,141,020 |

See accompanying notes to the Statement of Financial Condition.

1. **Organization and Significant Accounting Policies**

   a. *Organization and Operations*

   First Horizon Advisors, Inc. (the Company), a wholly owned subsidiary of First Horizon Bank, was formed for the purpose of providing securities brokerage services to First Horizon Bank customers. Its ultimate parent company is First Horizon Corporation (FHN). The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority. The Company clears customer transactions through National Financial Services Limited Liability Corporation (NFS) on a fully disclosed basis. The Company has agreed to indemnify NFS for any losses related to the Company's customer accounts. First Horizon Bank has guaranteed the Company's performance of its obligations to NFS. The Company does not hold securities or custody assets for customers.

   b. *Use of Estimates*

   The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition.

   On an ongoing basis, the Company evaluates its estimates and assumptions, including those related to fair value measurements. These estimates and assumptions are based on management's best judgments and are adjusted when facts and circumstances dictate. The Company bases its estimates on historical experience, the current economic environment and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities not readily apparent from other sources. Fair value measurements are potentially subject to material changes in the near term. Actual results could differ significantly from those estimates

   c. *Cash and Cash Equivalents*

   The Company considers cash on hand and in demand accounts and highly liquid investments, including money market mutual funds, to be cash equivalents with original maturities of three months or less.

   d. *Securities Purchased under Agreements to Resell with First Horizon Bank*

   Transactions involving purchases of securities under agreements to resell are accounted for as collateralized borrowings. It is the policy of the Company to obtain possession of U.S. government agency securities with a fair value equal to or in excess of the principal amount loaned under resell agreements. Collateral is valued daily and the Company may require First Horizon Bank to deposit additional collateral or return collateral pledged when appropriate. The Company applies the practical expedient based on collateral maintenance provisions in estimating an allowance for credit losses for securities under agreements to resell contracts.

   e. *Furniture, Equipment, and Leases, net*

   Furniture, equipment and leases consist of office furniture and fixtures, computer and other electronic data processing equipment, leasehold improvements, and right of use (ROU) lease assets that convey the right to control the use of identified property or equipment for a period of time. Depreciation expense for furniture, fixtures, and computer equipment is computed over estimated useful lives of three to ten years using the

straight-line method. Leasehold improvements are amortized using the straight-line method over the lease periods or estimated useful lives, whichever is shorter.

### f. Deferred Income Taxes

Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance is required for deferred tax assets if, based on available evidence, it is more likely than not that all or some portion of the asset may not be realized due to the inability to generate sufficient taxable income in the period and/or of the character necessary to utilize the benefit of the deferred tax assets.

### g. Securities Transactions

Securities transactions are recorded on a trade-date basis, as if they had settled.

### h. Fair Value

The Company's financial instruments are either carried at fair value or amounts considered to approximate fair value due to their short-term nature. The Company follows the guidance set forth in Accounting Standards Codification (ASC) 820, *Fair Value Measurements and Disclosures*, including all amendments and updates, to determine the fair value of financial instruments.

### i. Share-Based Payments

ASC 718, *Share-Based Payments*, requires recognition of expense over the requisite service period for awards of share-based compensation to employees. Share-based awards of FHN stock with grant date achievement criteria are expensed over the period from the start of the performance period through the end of the service vesting term. The grant-date fair value of an award is used to measure the compensation expense to be recognized over the life of the award if payment is to be made in shares. Such expense is related to restricted stock units which will be paid in cash and therefore require remeasurement each reporting period through settlement based on FHN share price.

### j. Adoption of Accounting Updates

In June 2016, the FASB issued new guidance related to the measurement of credit losses on financial instruments Accounting Standards Update (ASU) 2016-13, "Measurement of Credit Losses on Financial Instruments," which replaces the existing incurred credit loss and other models with the Current Expected Credit Losses (CECL) model. The guidance involves several aspects of the accounting for credit losses related to certain financial instruments, including assets measured at amortized cost. The new guidance, and subsequent updates, broadens the information that an entity must consider in developing its estimated credit losses expected to occur over the remaining life of financial assets. The measurement of current expected credit losses is based on relevant information about past events, including historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount.

The practical expedient may be elected for contracts when the counterparty is contractually obligated to continue to fully replenish the collateral to meet the requirements of the contract and the Company reasonably expects the counterparty to continue to replenish the collateral. The Company elects to use the practical expedient on its securities purchased under agreements to resell contracts. The Company adopted CECL as of January 1, 2020 using the modified retrospective method. The adoption of CECL resulted in no impacts to the Company's statement of financial condition.

### k. COVID-19 Pandemic

First Horizon Advisors, Inc.'s performance, and the entire U.S. financial services industry, is affected considerably by the overall health of the U.S. and global economy and outlook. Furthermore, the Company may be directly or indirectly impacted by global events that impact clients and their businesses. The global

COVID-19 pandemic has led to periods of significant volatility in financial commodities (including oil and gas) and other markets, and has adversely affected First Horizon Advisor, Inc.'s and its clients' ability to conduct normal business, and could harm the Company's business and future results of operations. Given the ongoing and dynamic nature of the circumstances, it is difficult to predict the impact of the COVID-19 pandemic on the Company's business in the future.

In response to the COVID-19 pandemic, the Company has adapted many operations to help ensure the health and safety of employees and customers during these uncertain times. Among other things, the Company has implemented remote work policies, encouraged contactless customer activities, as well as additional sick time and child care assistance for employees.

### l. Subsequent Events

On January 22, 2021, First Horizon Advisors onboarded certain assets from Iberia Financial Services, LLC ("IFS"), a wholly owned subsidiary of IBERIABANK Corporation. This transition was the result of the First Horizon Corporation merger-of-equals agreement with IBERIABANK Corporation. There was no impact to the Company's financial statements.

Additionally, in connection with the preparation of the statement of financial condition and in accordance with ASC 855, *Subsequent Events*, the Company has evaluated subsequent events through March 1, 2021, which was the date the financial statements were available to be issued and concluded that no other subsequent events have occurred that would require recognition in the statement of financial condition or disclosure in the notes to the financial statement.

### 2. Securities Purchased Under Agreement to Resell with First Horizon Bank

The Company enters into purchases of securities under agreements to resell and securities borrowed transactions, which are reflected as assets on the statement of financial condition. The Company has accepted securities, which it is permitted to repledge or sell, as collateral for securities purchased under agreements to resell and securities borrowed transactions. At December 31, 2020, securities with a fair value totaling $18,036,244 were purchased under agreements to resell. The collateral received from First Horizon Bank, is used by the Company to secure overnight cash sweeps from its Business Investment Account. The Business Investment Account is used to facilitate transactions and hold operating funds of the Company. These financial instruments expose the Company to limited credit risk, maturing in September 2021 and January 2035, and carry interest rates that approximate market rates.

### 3. Receivables from Brokers

The receivables from brokers consist of receivables from the Company's clearing broker, NFS. The amount of receivables due from NFS at December 31, 2020 is $405,411.

### 4. Furniture, Equipment, and Leases, net

Furniture, equipment and leasehold improvements, net at December 31, 2020 consist of the following:

| | | |
|---|---|---:|
| Furniture | $ | 1,487,426 |
| Equipment | | 33,808 |
| Leasehold improvements | | 2,367,394 |
| Furniture, equipment, and leasehold improvements, at cost | | 3,888,628 |
| Accumulated depreciation and amortization | | (2,155,961) |
| Furniture, equipment, and leasehold improvements, net | $ | 1,732,667 |

The Company has operating leases for branch locations, corporate offices and certain equipment.

As of December 31, 2020, lease ROU assets and lease liabilities were $3,187,271 and $3,481,582 respectively, with a weighted average remaining lease term of 14.3 years and discount rate of 3.1% as of December 31, 2020. Lease assets are recognized in furniture, equipment, and leases, net and lease liabilities are recognized in lease liabilities in the statement of financial condition.

The following table provides a detail of the maturities of the Company's lease liabilities as of December 31, 2020:

| | | |
|---|---|---:|
| 2021 | $ | 360,707 |
| 2022 | | 346,463 |
| 2023 | | 305,918 |
| 2024 | | 309,320 |
| 2025 | | 312,796 |
| 2026 and after | | 2,696,707 |
| Total lease payments | | 4,331,911 |
| Less lease liability interest | | (850,329) |
| Total | $ | 3,481,582 |

Software assets are included within prepaid expenses and other assets in the statement of financial condition. Total software assets at December 31, 2020, were $1,298,624 and are amortized using a straight-line method over five years.

5. **Income Taxes**

The Company is included in the consolidated tax return of FHN. The provision for income taxes is calculated by using a "separate return" method. Under this method, the Company provides for taxes as if a separate return is filed with the tax authority, thereby reporting taxable income or loss and paying the applicable tax to or receiving the appropriate refund from FHN pursuant to a tax-sharing agreement. The current provision is the amount of tax payable or refundable on the basis of a hypothetical current-year separate return. The Company provides for deferred taxes on temporary differences and on any carryforwards that could be claimed on a hypothetical return and assesses the need for a valuation allowance on the basis of the projected separate return results.

As of December 31, 2020, $290,959 was due to First Horizon Bank for current income taxes and is a component of Due to First Horizon Bank, net in the statement of financial condition.

The components of deferred income taxes in the statement of financial condition at December 31, 2020 are as follows:

| Deferred tax assets: | | |
|---|---|---|
| Deferred tax on minimum pension liability | $ | 2,147,519 |
| Lease liability | | 799,630 |
| Employee benefits | | 645,367 |
| Accrued expenses | | 134,701 |
| Gross deferred tax assets | $ | 3,727,217 |
| | | |
| Deferred tax liabilities: | | |
| Prepaid pension expense | $ | 2,861,237 |
| ROU lease asset | | 732,034 |
| Fixed assets | | 319,436 |
| Other | | 146,393 |
| Gross deferred tax liabilities | | 4,059,100 |
| Net deferred tax liability | $ | (331,883) |

Management has concluded that the realization of the deferred tax assets is more likely than not as a result of the Company's expected ability to generate sufficient taxable income in future periods to utilize the benefit of the deferred tax assets. Accordingly, there was no valuation allowance as of December 31, 2020.

ASC 740, *Income Taxes*, defines the threshold for recognizing the benefits of tax return positions in the financial statements as "more-likely than-not" to be sustained by the taxing authority. ASC 740 also provides guidance on the derecognition, measurement, and classification of income tax uncertainties in the interim periods. As of December 31, 2020, the Company had no unrecognized tax benefits related to federal or state income tax matters. The Company accounts for interest and penalties, if any, as a component of income tax expense. The Company is no longer subject to federal or state and local tax examinations by tax authorities for years before 2013.

6. **Fair Value of Assets and Liabilities**

In accordance with ASC 820, the Company groups its assets and liabilities measured at fair value in three levels, based on the markets in which such assets and liabilities are traded and the reliability of the inputs used to determine fair value. This hierarchy requires the Company to maximize the use of observable market data, when available, and to minimize the use of unobservable inputs when determining fair value.

Each fair value measurement is placed into the proper level based on the lowest level of significant input. The levels are:

- Level 1 – Valuation is based upon quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

- Level 2 – Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which significant assumptions are observable in the market.

- Level 3 – Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect our own estimates of assumptions that

market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow models, and similar techniques.

The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Financial assets are marked to bid prices and financial liabilities are marked to offer prices. Fair value measurements do not include transaction costs. The best evidence of fair value is a quoted price in an active market. If listed prices or quotations are not available, fair value is determined by reference to prices for similar instruments, quoted prices or recent transactions in less active markets, or internally developed prices that primarily use as inputs market-based or independently sourced parameters, including, but not limited to, interest rates, volatilities, debt prices, credit curves and funding rates.

The Company did not have any instruments for which the fair value of assets and liabilities are measured on a recurring basis as of December 31, 2020, except the money market mutual funds of $21,756,533 which are recorded at fair value and are level 1 for purposes of ASC 820.

### Other Fair Value Disclosures

The following represent financial instruments in which the ending balance at December 31, 2020 is not carried at fair value on the statement of financial condition. If the following instruments were categorized using the above fair value hierarchy, these items would be considered level 2 for purposes of ASC 820.

Short-term Financial Instruments: The carrying value of short-term financial instruments, including securities purchased under agreements to resell are recorded at amounts that approximate the fair value of these instruments. These financial instruments generally expose the Company to limited credit risk and have short-term maturities and carry interest rates that approximate market rates.

Receivables and Other Assets: Receivables from brokers and certain other assets are recorded at amounts that approximate fair value due to their short-term expected maturities.

Payables: Accounts payable and accrued expenses, due to First Horizon Bank, and certain other liabilities are recorded at amounts that approximate fair value due to their short-term expected maturities.

7.     **Transactions with Related Parties**

First Horizon Bank provides the Company certain accounting, administrative, audit, and legal functions at no charge. During 2020, First Horizon Bank provided certain financial planning and advisory services to the Company's customers at no charge. These customers are also customers of First Horizon Bank. Additionally, the Company provides investment management services to the trust division of First Horizon Bank.

The Company's cash and cash equivalents, including money market mutual funds, securities purchased under agreements to resell, and noninterest-bearing checking accounts, are held with or managed by First Horizon Bank and its affiliates. In addition, the Company uses office space of First Horizon Bank and pays First Horizon Bank for telephone and related charges.

Certain employees of the Company participate in certain benefit programs sponsored by First Horizon Bank and FHN, including a defined benefit pension plan, a contributory savings plan, and a postretirement medical plan, as well as medical and group life insurance plans. A portion of the cost of these benefit programs has been allocated to the Company based upon the number of employees, salary levels, and other relevant measures. The actuarial and plan assets information pertaining to the employees of the Company is consolidated in the FHN pension and postretirement calculations and is therefore not separately available.

First Horizon Bank reimburses the Company for commission expense incurred by the Company in connection with the sale of certain First Horizon Bank products. Similarly, the Company reimburses First Horizon Bank

for commission expenses incurred by First Horizon Bank in connection with the sale of the Company's products.

As of December 31, 2020, the Company had a net receivable balance of $88,045 due from First Horizon Bank as a result of various nontrade related transactions. There are no specific payment terms related to this receivable and all related-party transactions are settled periodically throughout the year.

8.  **Net Capital Requirements**

The Company is subject to Uniform Net Capital Requirements pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934. Under this rule, minimum net capital may not be less than the greater of $250,000 or $6\frac{2}{3}\%$ of aggregate indebtedness. At December 31, 2020, the Company's net capital, as defined, was $13,219,830, which was $12,648,411 greater than its required net capital of $571,419.

9.  **Exemptive Provision Under Rule 15c3-3**

The Company clears all customer transactions through NFS on a fully disclosed basis and does not maintain customer accounts or securities. Therefore, the Company is exempt from filing the supplemental schedules of "Information Relating to Possession or Control Requirements" and "Computation of Determination of Reserve Requirements."

10.  **Changes in Liabilities Subordinated to the Claims of General Creditors**

During the year ended December 31, 2020, there were no liabilities subordinated to the claims of general creditors.

11.  **Commitments and Contingencies**

The Company, in the ordinary course of operations, is subject to various pending or threatened legal actions. Management believes that any ultimate liability arising from existing actions will not have a material adverse effect on the statement of financial condition of the Company.

As discussed in Note 1, the Company has agreed to indemnify NFS for any losses related to the Company's customer accounts. During 2020, no fees or charges were incurred for this indemnification. The total amount of any obligation under such agreements is dependent upon the magnitude of the customer trades or errors resulting in loss to these parties. At December 31, 2020, the Company had no accrual related to this indemnification as any loss is neither probable nor reasonably estimable.